Exhibit 12.1
Quicksilver Resources Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings:
Income (loss) before taxes	$(865,132)	$(585,077)	$730,806	$126,248	$122,658	$44,597
Income of equity investees	(102,084)	(93,298)	(661)	(526)	(914)	(1,178)
Cash distributions from equity investees	11,101	42,536	10,272	2,534	1,475	1,564
Fixed charges	42,209	120,880	79,970	52,540	28,766	16,998
Earnings	$(913,906)	$(514,959)	$820,387	$180,796	$151,985	$61,981

Fixed Charges:
Interest expense, including amortization of debt issue costs	$40,201	$109,098	$76,662	$49,773	$27,056	$16,511
Interest capitalized	1,311	9,225	1,091	1,882	1,132	—
Estimated interest factor of rental expense	697	2,557	2,217	885	578	487
Fixed Charges	$42,209	$120,880	$79,970	$52,540	$28,766	$16,998

Ratio of Earnings to Fixed Charges	—	—	10.3x	3.4x	5.3x	3.6x
Insufficient coverage	$956,115	$635,839	$—	$—	$—	$—